UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Videocon d2h Limited

(Name of Issuer)

American Depositary Shares, each representing four Equity Shares of the Issuer, 10 rupees per Equity Share

(Title of Class of Securities)

92657J101

(CUSIP Number)

Global Eagle Acquisition LLC

1450 2nd St Suite 247

Santa Monica, California 90401

(310)209-7280

Copy to:

Joel L. Rubinstein, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92657J101
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Eagle Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (ADS)
	8	SHARED VOTING POWER 4,877,500 shares (ADS)
	9	SOLE DISPOSITIVE POWER 0 shares (ADS)
	10	SHARED DISPOSITIVE POWER 4,877,500 shares (ADS)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,877,500 shares (ADS)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% of equity shares (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Based on 392,999,600 shares of the Issuer’s equity shares outstanding as of March 31, 2015.

(2) Each ADS represents four Equity Shares of the Issuer.

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CUSIP No. 92657J101
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harry E. Sloan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,500 shares (ADS)
	8	SHARED VOTING POWER 4,877,500 shares (ADS)
	9	SOLE DISPOSITIVE POWER 99,500 shares (ADS)
	10	SHARED DISPOSITIVE POWER 4,877,500 shares (ADS)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,000 shares (ADS)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% of equity shares (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 392,999,600 shares of the Issuer’s equity shares outstanding as of March 31, 2015.

(2) Each ADS represents four Equity Shares of the Issuer.

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CUSIP No. 92657J101
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Sagansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,500 shares (ADS)
	8	SHARED VOTING POWER 4,877,500 shares (ADS)
	9	SOLE DISPOSITIVE POWER 99,500 shares (ADS)
	10	SHARED DISPOSITIVE POWER 4,877,500 shares (ADS)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,977,000 shares (ADS)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% of equity shares (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 392,999,600 shares of the Issuer’s equity shares outstanding as of March 31, 2015.

(2) Each ADS represents four Equity Shares of the Issuer.

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Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the American depositary shares, each representing four equity shares, face value 10 rupees per share (“ADS”) of Videocon d2h Limited, a limited liability company incorporated under the laws of the Republic of India (“Videocon d2h” or the “Issuer”). The principal executive offices of the Issuer are located at 1st Floor, Techwab Centre, New Link Road, Oshiwara Jogeschwari (West), Mumbai 400 102 Maharashtra, India.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed by Global Eagle Acquisition LLC (the “Sponsor”), Harry E. Sloan and Jeffrey Sagansky (together, the “Reporting Persons”).

(b) Residence or Business Address:

The Reporting Persons’ business address is 1450 2nd Street, Suite 247, Santa Monica, California 90401.

(c) Present Principal Occupation and Employment:

The Sponsor is the sponsor of Silver Eagle Acquisition Corp. (“Silver Eagle”). Mr. Sloan is the chairman and chief executive officer of Silver Eagle. Mr. Sagansky is the president of Silver Eagle. Messrs Sloan and Sagansky are the managing members of the Sponsor and it is anticipated that they will be directors of the Issuer.

(d) Criminal Convictions:

None of the Reporting Persons has been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, the Reporting Person was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

The Sponsor is a Delaware limited liability company. Mr. Sloan and Mr. Sagansky are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

On March 31, 2015, the Reporting Persons acquired beneficial ownership of the ADRs in connection with the consummation of the business combination transaction (the “Transaction”) contemplated by the contribution agreement by and between the Issuer and the Silver Eagle dated December 31, 2014, as amended February 3, 2015 (the “Contribution Agreement”). Pursuant to the Contribution Agreement, Silver Eagle contributed approximately $273.3 million to the Issuer in exchange for equity shares of the Issuer. The Issuer’s equity shares are represented by the ADSs, with each ADS representing four Videocon d2h equity shares. The Reporting Persons received one ADS for each share of common stock of Silver Eagle held as of the closing fate. The Sponsor received 4,877,000 ADSs

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over which all of the Reporting Persons share voting and investment power. Each of Messrs Sloan and Sagansky received 99,500 ADSs over which they each have sole voting and investment power.

Earnout Issuances

Pursuant to the terms of the Contribution Agreement, the Sponsor will be entitled to be issued up to 2 million additional ADSs (which is equal to 8 million Videocon d2h equity shares), following March 31, 2015, by way of a bonus issue of shares (or such other form of issuance as determined by the independent members of the Board of Directors of Videocon d2h) in accordance with applicable Indian laws, subject to the achievement of certain ADS price targets for a specified period following March 31, 2015.

The share price performance hurdles are as follows: (i) 50% of the total number of equity shares subject to the earnout provision will be issued if the last sales price of Videocon d2h ADSs on NASDAQ (converted into Indian rupees on each such date in accordance with the Contribution Agreement) equals or exceeds 125% of the price per Videocon d2h ADS issued to the Silver Eagle stockholders (converted into Indian rupees in accordance with the Contribution Agreement) (as adjusted for splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within three years following March 31, 2015, and (ii) the remaining 50% of the total number of equity shares subject to the earnout provision will be issued if the last sales price of Videocon d2h ADSs on NASDAQ (converted into Indian rupees in accordance with the Contribution Agreement) equals or exceeds 150% of the price per Videocon d2h ADS to be issued to the Silver Eagle stockholders (converted into Indian rupees in accordance with the Contribution Agreement) (as adjusted for splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within three years following March 31, 2015.

However, at any time prior to the satisfaction of these share price hurdles during the three year period following March 31, 2015, if Videocon d2h files a draft red herring prospectus for an initial public offering in India, then all the unissued equity shares and ADSs subject to the above described earnout provision shall be issued prior to filing of such draft red herring prospectus, provided however that necessary actions will be taken in accordance with applicable law to cause the effect of 50% of such issuance to be nullified if the last sales price of the Videocon d2h ADSs on NASDAQ (converted into rupees) for any 20 trading days within any 30-trading day period within three years from March 31, 2015 (as adjusted for splits, dividends, reorganizations, recapitalizations and the like) does not equal or exceed 125% of the price per ADS issued to the Silver Eagle stockholders in the Transaction (converted into rupees) and to cause the effect of the remaining 50% of such issuance to be nullified if the last sales price of the Videocon d2h ADSs on the NASDAQ (converted into rupees) for any 20 trading days within any 30-trading day period within three years from March 31, 2015 (as adjusted for splits, dividends, reorganizations, recapitalizations and the like) equals or exceeds 150% of the price per ADS issued to the Silver Eagle stockholders in the Transaction (converted into rupees).

Sponsor Lockup

The Sponsor has executed an agreement (the “Sponsor Lockup Agreement”), pursuant to which it has agreed that during the Lock-up Period (as defined below), subject to certain customary exceptions, it will not (i) sell, offer to sell, contract or agree to contract to sell, hypothecate, pledge, grant any option or purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any portion of its Videocon d2h ADSs issued pursuant to the Contribution Agreement, (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of the Videocon d2h ADSs, whether such transaction is to be settled by delivery of Videocon d2h ADSs or other securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in (i) or (ii) above.

The Lock-up Period is the period beginning on March 31, 2015 and ending on the earlier of the date: (a) that is 12 months following March 31, 205 or earlier if (x) the last sales price of Videocon d2h ADSs on the Nasdaq Stock Market (converted into Indian rupees on each such date at the Indian Rupee/U.S. Dollar Exchange Rate on such day) equals or exceeds 125% of the price per Videocon d2h ADSs issued to the Silver Eagle stockholders (converted into

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Indian rupees at the Indian Rupee/U.S. Dollar Exchange Rate prevailing on March 31, 2105) (as adjusted for splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within three years following March 31, 2015, after which transfers of 50% of the Videocon d2h ADSs will be permitted, or (y) the last sales price of Videocon d2h ADSs on the Nasdaq Stock Market (converted into Indian rupees on each such date at the Indian Rupee/U.S. Dollar Exchange Rate on such day) equals or exceeds 150% of the price per Videocon d2h ADS issued to the Silver Eagle stockholders (converted into Indian rupees at the Indian Rupee/U.S. Dollar Exchange Rate prevailing on March 31, 2015) (as adjusted for splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within three years following March 31, 2015, after which transfers of the remaining 50% of the Videocon d2h ADSs will be permitted), (b) Videocon d2h consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the equityholders of Videocon d2h (including the holders of the Videocon d2h ADSs) having the right to exchange their equity securities for cash, securities or other property and (c) Videocon d2h consummates an initial public offering of its equity shares in India with such shares listed on a recognized stock exchange in India. In addition, the Sponsor shall also be permitted to transfer the Videocon d2h ADSs to Videocon d2h in connection with any redemption, repurchase, acquisition, exchange, tender offer or otherwise of Videocon d2h ADSs in the event that the holders of the Videocon d2h ADSs (other than the Sponsor) fail to sell a sufficient number of Videocon d2h ADSs in connection with any such redemption, repurchase, acquisition, exchange, tender offer or other similar transaction.

Resale Registration

The resale of the ADSs held by the Reporting persons, once the ADSs are free of the lockup described above, will be covered by a registration statement under the Securities Act of 1933.

Directors

To the extent permitted by applicable laws, rules and regulations, certain shareholders of the Issuer have agreed to vote all equity shares owned by such shareholders or over which they have voting control, to ensure that each of Mr. Sloan and Mr. Sagansky (i) will be elected to the Board of Directors of the Issuer for a period of no less than 3 years following March 31, 2015; (ii) may not be removed other than for cause; and (iii) shall be replaced by such director’s respective alternate director or other designee upon any vacancies created by resignation, removal (other than for cause) or death.

Plans or Proposals

Other than as described in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider his position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interests of Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) Except as described in Item 4, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

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Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description

1..	Agreement regarding filing of joint Schedule 13D (filed herewith).
2	Power of Attorney of the Reporting Persons (filed herewith).
3.	Contribution Agreement (attached as Annex A to the Proxy Statement of Silver Eagle filed with the Securities and Exchange Commission on March 20, 2015 and incorporated herein by reference)
4.	Sponsor Lockup Agreement (attached as Annex B to the Proxy Statement of Silver Eagle filed with the Securities and Exchange Commission on March 20, 2015 and incorporated herein by reference).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2015

Global Eagle Acquisition LLC

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

Harry E. Sloan

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

Jeffrey Sagansky

By: /s/ Joel L. Rubinstein

Joel L. Rubinstein

Attorney-in-Fact

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EXHIBIT INDEX

Exhibit Number	Description

1..	Agreement regarding filing of joint Schedule 13D (filed herewith).
2	Power of Attorney of the Reporting Persons (filed herewith).
3.	Contribution Agreement (attached as Annex A to the Proxy Statement of Silver Eagle filed with the Securities and Exchange Commission on March 20, 2015 and incorporated herein by reference)
4.	Sponsor Lockup Agreement (attached as Annex B to the Proxy Statement of Silver Eagle filed with the Securities and Exchange Commission on March 20, 2015 and incorporated herein by reference).

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EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of securities of Videocon d2h Limited..

EXECUTED this 1st day of April, 2015.

Global Eagle Acquisition LLC

By: /s/ James A. Graf

Name: James A. Graf

Title: Vice President, Chief Financial Officer, Treasurer and Secretary

/s/ Harry E. Sloan

Harry E. Sloan

/s/ Jeffrey Sagansky

Jeffrey Sagansky

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EXHIBIT 2

POWER OF ATTORNEY

The undersigned constitutes and appoints Joel Rubinstein, Elliott Smith and Beverly Schafman, as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of Videocon d2h Limited (the “Company”) on Schedule 13D as required under Section 13 and Forms 3, 4 and 5 as required under Section 16(a) of the Securities Exchange Act of 1934, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which the Company’s stock is listed, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each act and thing requisite and necessary to be done under said Section 13 and Section 16(a), as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission. The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorneys-in-fact.

The authority granted hereby shall in no event be deemed to impose or create any duty on behalf of the attorneys-in-fact with respect to the undersigned’s obligations to file Schedule 13Ds and Forms 3, 4 and 5 with the Securities and Exchange Commission.

Dated: April 1, 2015

Global Eagle Acquisition LLC

By: /s/ James A. Graf

Name: James A. Graf

Title: Vice President, Chief Financial Officer, Treasurer and Secretary

/s/ Harry E. Sloan

Harry E. Sloan

/s/ Jeffrey Sagansky

Jeffrey Sagansky